UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Exscientia plc

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

30223G102

(CUSIP Number)

SB Global Advisers Limited

Attn: Stephen Lam

69 Grosvenor St

Mayfair, London W1K 3JP

+44 0207 629 0431

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 20, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30223G102	13D	Page 1 of 6 pages

1	Names of Reporting Persons SVF II Excel (DE) LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 30223G102	13D	Page 2 of 6 pages

1	Names of Reporting Persons SVF II Investment Holdings (Subco) LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 30223G102	13D	Page 3 of 6 pages

1	Names of Reporting Persons SB Global Advisers Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person CO

CUSIP No. 30223G102	13D	Page 4 of 6 pages

1	Names of Reporting Persons SoftBank Group Corp.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person CO

CUSIP No. 30223G102	13D	Page 5 of 6 pages

EXPLANATORY NOTE

This Amendment No. 2 amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on October 15, 2021 (as amended to date, the “Schedule 13D”) with respect the ordinary shares, nominal value £0.0005 per share (the “Ordinary Shares”), of Exscientia plc, a corporation incorporated in England and Wales (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Recursion Pharmaceuticals, Inc. Merger

On November 20, 2024 (the “Effective Time”), Recursion Pharmaceuticals, Inc. (“Recursion”) acquired the entire issued and to be issued share capital of the Issuer (the “Transaction”) in accordance with the terms of Transaction Agreement, dated as of August 8, 2024, by and between the Recursion and the Issuer, as amended by the First Amendment to the Transaction Agreement (the “First Amendment”), dated as of November 5, 2024 (as amended, the “Transaction Agreement”) and a scheme of arrangement under Part 26 of the United Kingdom Companies Act 2006 (the “Scheme of Arrangement”), and the Issuer became a wholly owned subsidiary of Recursion.

Pursuant to the Transaction Agreement and the Scheme of Arrangement, at the Effective Time, each Ordinary Share of the Issuer outstanding as of the Effective Time (each a “Scheme Share”) was acquired by Recursion (or, at Recursion’s direction, by a nominee) from the holders of the Scheme Shares in exchange for 0.7729 shares of Class A Common Stock of the Recursion (the “Share Deliverable” and collectively the “Exchange Shares”). Holders of ADSs, including SVF II Excel (DE) LLC, were entitled to receive an amount of Exchange Shares equal to the Share Deliverable per ADS.

In connection with the completion of the Transaction, the ADSs, which previously traded under the symbol “EXAI,” ceased trading on Nasdaq and will be delisted from Nasdaq.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) – (b)

This Amendment No. 2 is being filed to report that, as of November 20, 2024, the Reporting Persons do not beneficially own any Ordinary Shares.

(c)	During the past 60 days, none of the Reporting Persons or the Related Persons have effected any transactions in the Ordinary Shares, other than as described in Item 4 above.

(d)	None.

(e)	As of November 20, 2024, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Ordinary Shares.

CUSIP No. 30223G102	13D	Page 6 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2024

SVF II Excel (DE) LLC

By:	/s/ Jonathan Duckles
Name:	Jonathan Duckles
Title:	Director

SVF II Investment Holdings (Subco) LLC

By:	/s/ Jonathan Duckles
Name:	Jonathan Duckles
Title:	Director

SB Global Advisers Limited

By:	/s/ Alex Clavel
Name:	Alex Clavel
Title:	Director

SoftBank Group Corp.

By:	/s/ Yuko Yamamoto
Name:	Yuko Yamamoto
Title:	Head of Corporate Legal Department